                                                                      EXHIBIT 12


  RATIO OF EARNINGS TO FIXED CHARGES We have calculated PBG's ratio of earnings to fixed charges in the following table by dividing earnings by fixed charges. For this purpose, earnings include pre-tax income plus fixed charges and losses recognized from equity investments reduced by undistributed income from equity investments. Fixed charges include interest expense, capitalized interest and one-third of net rent expense, which is the portion of rent deemed representative of the interest factor.

                                                                            FISCAL YEAR
                                                                          ($ in millions)

                                               ----------------------------------------------------------------------
                                                 2000      1999 (B)   1998 (B)    1997      1996     1995      1994
                                               ---------  ---------  ---------  --------  --------  --------  -------
NET INCOME (LOSS) BEFORE TAXES AND MINORITY
       INTEREST ................................   $ 397      $ 209     $(192)     $ 115     $ 138     $ 110     $ 63

Undistributed (income) loss from equity
       investments .............................       -          -          5        12         1       (3)      (1)

Fixed charges excluding capitalized interest ...     222        227        245       238       238       256      247
                                                 -------    -------    -------    ------    ------    ------    -----
EARNINGS AS ADJUSTED                               $ 619      $ 436       $ 58     $ 365     $ 377     $ 363    $ 309
                                                 =======    =======    =======    ======    ======    ======    =====

FIXED CHARGES:
       Interest expense ........................   $ 208      $ 209      $ 230     $ 226     $ 224     $ 243    $ 234
       Capitalized interest ....................       1          1          1         1         1         1        1
       Interest portion of rental expense ......      14         18         15        12        14        13       13
                                                 -------    -------    -------    ------    ------    ------    -----

TOTAL FIXED CHARGES ............................   $ 223      $ 228      $ 246     $ 239     $ 239     $ 257    $ 248
                                                 =======    =======    =======    ======    ======    ======    =====


RATIO OF EARNINGS TO FIXED CHARGES                 2.78       1.91     (A)         1.53      1.58      1.41     1.25


(A)    As a result of the losses incurred in the fiscal year ended December
       26, 1998, PBG was unable to fully cover the indicated fixed charges.
       Earnings did not cover fixed charges by $188 million in 1998.

(B) Excluding the impact of unusual impairment and other charges and credits of $16 million of income in 1999 and $222 million of expense in 1998, the ratio of earnings to fixed charges would have been 1.85 and
       1.14 in 1999 and 1998, respectively.
